FIRST DATA INVESTOR SERVICES GROUP
53 State Street
BOSTON, MA  02109


							February 1, 1996


VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

Attention:	Office of Filings, Information & Consumer Services

	Re:	BT Insurance Funds Trust
				Small Cap Fund
				International Equity Fund
			File Nos. 333-479 and 811-7507

Ladies and Gentlemen:

	Pursuant to Rule 473 under the Securities Act of 1933, as amended, please accept this letter for the sole purpose of delaying the effectiveness of the Registration Statement that was filed with the Securities and Exchange Commission on January 26, 1996. The following disclosure should have appeared under the calculation of the registration fee:

"The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine."

	Should you have any questions, please contact the undersigned at (617) 248-3502.

	Please send an electronic transmittal as evidence for receipt of this filing.


							Very truly yours,

							/s/ Julie A. Tedesco

							Julie A. Tedesco
							Counsel